SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Audit Committee Meeting

held on November 6, 2019

1.            DATE, TIME AND PLACE: On November 06, 2019, at 03:00 p.m., in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 (“Company”).

2.            CALL NOTICE AND ATTENDANCE: All members of the Company’s Audit Committee attended the meeting, therefore the instatement and approval quorum were verified, being dismissed the respective call. Also present were the Director of Planning and Control Mrs. Iris Rubins, the Company's Internal Audit Manager, Mr. Carlos Gomes, the Corporate Legal Manager, Mr. Lucas Dias Trevisan, the Controlling Manager, Taimir Larissa Contro Barbosa, and BKR partner, Mr. Mario Vieira Lopes, Independent External Auditing Company.

3.            COMPOSITION OF THE BOARD: Chairman: Gilberto Braga; Secretary: Lucas Dias Trevisan.

4.            AGENDA: to examine the financial statements for the quarter ended on September 30, 2019, embodied in the CVM Form – 3º ITR (Third Quarterly Information).

5.            RESOLUTIONS: After commencing the presentation of the information regarding the main points of the 3rd quarter ITR Form, unanimously and, without reservations, and based on the documents and clarifications provided by the Company's Management and independent auditors, the members of the Audit Committee decide for recommending to the Board of Directors the approval of the Independent Auditors' Report and the Quarterly Information for the 3rd quarter of 2019.

6.            CLOSING: With no further matters to be discussed, these minutes were drawn up, approved and signed by all members of the Committee. Signatures: Presiding Board: Gilberto Braga, Chairman; and Lucas Dias Trevisan, Secretary. Members: Gilberto Braga, Thomas Cornelius Azevedo Reichenheim, and Pedro Carvalho de Mello.

São Paulo, November 6, 2019.

Lucas Dias Trevisan Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer